UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 4, 2012

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Unless we otherwise specify, when used in this Report, the terms “Seaspan,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries.

Acquisition of Seaspan Management Services Limited

We have entered into a binding memorandum of understanding with the owners of Seaspan Management Services Limited (together with its subsidiaries, the “Manager”) to acquire all of the issued and outstanding capital stock of the Manager and all of the issued and outstanding shares of our Class C common stock, which shares of Class C common stock we issued in 2005 in connection with our initial public offering and which entitle the holder of such shares to increasing distributions to the extent our dividends reach specified thresholds. The Manager provides to us all of our technical, administrative and strategic services, together with all of our employees, other than Gerry Wang, our chief executive officer.

The purchase price for the acquisition includes:

•	a base purchase price of $54 million, which is subject to adjustment as described below, plus

•

additional payments (each a “Fleet Growth Payment”), as described below, for each newbuilding or existing containership ordered or acquired or leased (for a period of at least five years) prior to August 15, 2014 by us, Greater China Intermodal Investments LLC (an investment vehicle established by an affiliate of global alternative asset manager The Carlyle Group) (“GCI”), or Blue Water Commerce, LLC (an affiliate of our largest beneficial shareholder, Dennis R. Washington), or by controlled entities of any such parties, and which containerships are to be managed by the Manager or one of our controlled affiliates after the acquisition.

The base purchase price and any Fleet Growth Payments will be paid in shares of our Class A common stock, in each case valued on a per share basis equal to the volume-weighted average trading price of the Class A common stock for the 90 trading days immediately preceding the closing date of the acquisition (the “Per Share Value”). For each qualifying containership ordered, acquired or leased, the related Fleet Growth Payment will include the issuance of a fixed number of shares equal to the quotient of $0.5 million divided by the Per Share Value. Fleet Growth Payments will be paid quarterly, based on newbuilding orders or existing vessel acquisitions that occur during a quarter.

Following receipt of balance sheet information for the Manager as at December 31, 2011, the base purchase price will be adjusted following the closing of the transaction to the extent that the Manager’s adjusted net asset value (with inventory valued at market prices) as of December 31, 2011, as further adjusted for any permitted distributions to or transactions by the Manager with the Manager’s owners after December 31, 2011 but prior to the closing of the transaction, exceeds or is less than $5 million. The memorandum of understanding contemplates that we will pay to the owners of the Manager any such adjustment payment in the form of non-equity consideration, and the owners of the Manager will pay us, in cash, any such adjustment payment. We estimate that, absent any permitted distributions to or transactions by the Manager with the Manager’s owners after December 31, 2011 but prior to the closing of the transaction, the adjusted net asset value purchase price adjustment will increase the purchase price by a range of approximately $5 to $10 million. However, the amount of the actual purchase price adjustment will depend on the Manager’s balance sheet information as of December 31, 2011 and the effect of any permitted distributions to or transactions by the Manager with the Manager’s owners after December 31, 2011 but prior to the closing of the transaction, which amount may vary significantly from the estimate above. We anticipate that the closing of this transaction will occur near the end of January 2012 and that any purchase price adjustment will occur in March 2012.

Shares of Class A Common stock issued to the owners of the Manager in payment for the base purchase price for the acquisition will be subject to graduated four-year lock-up agreements. Shares issued in connection with Fleet Growth Payments will not be subject to lock-up agreements. Under the lock-up agreements, the owners and certain of their affiliates will be restricted from transferring 100% of such shares for one year, 75% of such shares for two years, 50% of such shares for three years, and 25% of such shares for four years. After the acquisition we will register for resale under the U.S. Securities Act of 1933, as amended, all shares of our Class A common stock issued to the owners of the Manager in connection with the acquisition, including any shares issued as Fleet Growth Payments. The portion of such registered shares issued as part of the base purchase price will, however, remain subject to the lock-up agreements to the extent described above. The owners of the Manager will be permitted to transfer all shares from the acquisition among themselves and to Deep Water Holdings, LLC (“Deep Water”), which is our largest shareholder and is controlled by Dennis R. Washington. All such shares will also be exempt from the shareholding thresholds otherwise applicable to Deep Water and other parties as “Excluded Persons” under our amended and restated Shareholders Rights Agreement. We understand that one of the owners of the Manager, an entity owned by Graham Porter and Gerry Wang, has entered into an agreement with Deep Water to transfer 50% of the shares it receives in connection with the acquisition to Deep Water.

In addition to providing services to us, the Manager also provides, or has agreed to provide, ship management services to GCI, Blue Water Commerce, LLC and Dennis R. Washington’s personal vessel owning companies.

The Manager is owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle Washington, our Co-Chairman, and 49.95% by an entity indirectly owned by Gerry Wang, our Co-Chairman and Chief Executive Officer, and Graham Porter, one of our directors.

We believe that the acquisition of the Manager will increase our control over access to the services the Manager provides on a long-term basis, and will reduce certain conflicts between us and our directors who have interests in the Manager. We currently pay fees to the Manager for technical services on a fixed basis based on vessel size, which fees have been adjusted every three years. For more information about the fees we pay to the Manager, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements—Compensation of Our Manager” in our 2010 Annual Report on Form 20-F. As a result of the acquisition of the Manager, our operating results will vary more directly with the actual cost of providing technical services for our fleet. The conflicts committee of our board of directors, which committee is composed of independent directors, with the assistance of financial and legal advisors, has reviewed and approved the acquisition of the Manager on the terms described above. The conflicts committee also received an opinion from an internationally-recognized investment banking firm that the purchase price we will pay for the Manager and our outstanding shares of Class C common stock is fair to us from a financial point of view.

We anticipate that the acquisition of the Manager will be completed near the end of January 2012. However, there exists only a binding memorandum of understanding at this time, and there is no assurance that we and the owners of the Manager will successfully negotiate and enter into definitive agreements and complete the acquisition of the Manager. In addition, there is no assurance that the terms of the acquisition, if completed, will not differ materially from those described above.

The management agreement with the Manager provides that the parties will negotiate every three years fair market rates for the technical services provided by the Manager and related to our fleet. We were scheduled to renegotiate these fees by December 31, 2011. The Manager and we have agreed to defer any such renegotiation pending our acquisition of the Manager. If we do not acquire the Manager, we will renegotiate these fees with the Manager, with any changes retroactive to January 1, 2012. Based on the technical management fees and additional fees under the management agreement between our Manager and GCI, and disclosure by other public containership companies and third-party management companies, the owners of our Manager have proposed increases in existing technical management fees and the inclusion of additional fees under the management agreements, which they believe reflect current market practice. If our proposed acquisition of the Manager is not completed, our fees to the Manager may increase significantly.

For the years ended December 31, 2009, 2010 and 2011, the Manager generated revenue of approximately $82 million, $110 million and $136 million (preliminary estimate), respectively, nearly all of which represented fees from providing services to us, with net profit margins ranging between approximately 5% and 10%.

Potential Extension of Employment Term of CEO Gerry Wang

The current employment term of Gerry Wang, our Co-Chairman and Chief Executive Officer, expires on January 1, 2013 under our employment agreement with him. Mr. Wang also serves as the Chairman of GCI. Mr. Wang has indicated his willingness to consider continuing to serve as our Chief Executive Officer until March 31, 2015, when our right of first refusal arrangement with GCI relating to certain growth opportunities is scheduled to expire. The compensation committee of our board of directors is considering additional consideration we may offer to Mr. Wang for an extended term of employment, which consideration may include equity-based compensation.

Capital Stock

In November 2011, we repurchased from Jaccar Holdings Limited all of our outstanding Series B Preferred shares for a total of approximately $24.6 million.

Ongoing capital raising is part of our strategic plan, and we may issue new capital for additional liquidity and growth purposes from time to time.

Unaudited Preliminary Fourth Quarter 2011 Results

We have not completed our financial statements for the quarter ended December 31, 2011. However, based on our internal accounting records for the quarter ended December 31, 2011 and subject to recurring adjustments, we expect that our revenue will be in the range of approximately $155 million to $160 million, compared to revenue of $117.9 million and $154.8 million for the quarters ended December 31, 2010 and September 30, 2011, respectively. The expected increase in revenue for the quarter ended December 31, 2011 compared to the corresponding quarter of the prior year is primarily the result of increased operating days and higher rates attributable to the growth in our operating fleet and the addition of 13100 TEU vessels, our largest ships. During 2011, we took delivery of 10 newbuilding vessels, including three newbuilding vessels during the quarter ended September 30, 2011, increasing our operating fleet to 65 vessels at year end. During the quarter ended December 31, 2011, we had approximately 16 days of scheduled off-hire for the dry-docking of two vessels, the CSCL Chiwan and the Manila Express. Our vessel utilization was approximately 99% in the fourth quarter of 2011, consistent with vessel utilization of 99.7% and 99.8% for the quarters ended December 31, 2010 and September 30, 2011, respectively.

For the quarter ended December 31, 2011, we expect that our operating earnings will be in the range of approximately $67 million to $72 million, compared to operating earnings of $57.0 million and $68.4 million for the quarters ended December 31, 2010 and September 30, 2011, respectively. Included in our expected operating earnings for the quarter ended December 31, 2011 are extraordinary ship operating expenses and additional general and administrative expenses related to the potential acquisition of the Manager and the tender offer to purchase up to 10,000,000 of our Class A common shares, and, as previously disclosed, a net loss on vessels of approximately $7.5 million related to the bareboat charter and forward sale of two 4800 TEU vessels to MSC Mediterranean Shipping Company S.A.

The foregoing results of operations for the quarter ended December 31, 2011 are preliminary and have not been audited or reviewed by our independent registered public accounting firm. Our reported results may differ from our unaudited preliminary results.

Dividend Policy

In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. We currently are paying an annualized dividend on our Class A common shares of $0.75 per share, which amount may increase in the future. Regardless of our dividend policy, declaration and payment of any dividend is subject to the discretion of our board of directors. For additional information about our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding our operations and financial position, including, in particular: our proposed acquisition of the Manager and the proposed terms thereof, the amount of any purchase price adjustment and any Fleet Growth Payments, and the acquisition’s effects on us and our operations and results; the anticipated closing date of such proposed acquisition; the potential extension of the employment term for our Chief Executive Officer; our expected revenue and operating earnings for the quarter ended December 31, 2011; the preliminary estimate of the Manager’s revenue for 2011 and any future issuance of new capital. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others: the negotiation and completion, if at all, of definitive documentation relating to our proposed acquisition of the Manager; completion of our due diligence review of the Manager with satisfactory results; the amount of the Manager’s adjusted net asset value as of December 31, 2011; the completion date of our Class A common stock tender offer; our actual revenue and expenses for the quarter ended December 31, 2011 and recurring adjustments; future operating and financial results of us and the Manager; future fleet growth; our business strategy and other plans and objectives for future operations; the results of discussions with our Chief Executive Officer about a potential extension of his service in that position; the condition of capital markets and investor demand for our securities; and those risks discussed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2010. We undertake no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 4, 2012	By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer